File No. 70-____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

__________________________________________
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________

Cinergy Corp.
Cinergy Investments, Inc.
Cinergy Services, Inc.
139 East Fourth Street
Cincinnati, Ohio  45202

(Name of companies filing this statement and addresses of principal executive offices)

Cinergy Corp.

(Name of top registered holding company parent)

William L. Sheafer
Treasurer
Cinergy Corp.
(address above)

(Name and address of agent of service)

Applicants request that the Commission send copies of all notices, orders and communications in connection herewith to:

Jerome A. Vennemann               William J. Grealis
Associate General Counsel         President
Cinergy Corp.                     Cinergy Investments, Inc.
(address above).                  (address above)

William T. Baker, Jr.
Reid & Priest LLP
40 West 57th Street
New York, New York  10019

Item 1.  Description of Proposed Transactions

    A.   Requested Authorizations

    Cinergy Corp. ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Act"), and Cinergy's wholly-owned nonutility holding company subsidiary, Cinergy Investments, Inc. ("Investments"), request Commission authorization to incorporate and provide guaranties in an aggregate amount at any one time outstanding not to exceed $250 million through December 31, 2001 in respect of a new wholly-owned nonutility subsidiary, expected to be named Cinergy Solutions, Inc. ("Solutions"), which will market a comprehensive array of energy-related products and services exclusively to non-associates, including industrial, commercial, governmental, institutional and residential customers and utility companies. Solutions will offer an integrated package of "value-added" energy-related products and services to enable customers to reduce energy costs, improve energy efficiency and increase productivity.

    Applicants request authorization for Solutions to conduct its proposed business activities directly through Solutions, indirectly through one or more wholly-owned direct or indirect subsidiaries of Solutions, and indirectly through one or more direct or indirect subsidiaries of Solutions jointly-owned with one or more joint venture non-associates - in each case solely to implement the lines of proposed business activities itemized below.

    In connection with the formation of Solutions and its contemplated business activities, Cinergy's wholly-owned service company subsidiary, Cinergy Services, Inc. ("Cinergy Services"), requests authorization to provide an expanded range of support services to Cinergy Solutions (including any subsidiaries thereof) as well as any other system nonutility companies, pursuant to an amendment to the existing Cinergy system nonutility service agreement.

    B.   Background

    In order to retain existing and attract new customers as the U. S. energy markets transform into an increasingly integrated and competitive national market, Cinergy must compete with other players in the industry (traditional vertically integrated utilities and new entrants such as power marketers, energy services companies and owners/operators of independent power production facilities) in terms of both price/quality of the basic energy commodity and value-added energy services and products. For much of 1996 Cinergy's efforts in the latter regard have focused on meeting with or conducting surveys of its existing commercial, industrial and residential retail and wholesale customers to gain a detailed understanding of the types of energy-related services and products those customers have been requesting or would value to advance their business objectives. At the same time, as part of this systematic assessment, Cinergy has been mindful of efforts by competitors to deploy so-called "one-stop retail energy shops."

    Solutions is the culmination of these extensive preliminary investigations. Solutions will meet the demands of the marketplace for customized, innovative and wide-ranging energy services and products, while affording Cinergy and its investors an important new source of revenues and opportunity for growth and profits. Solutions is a keystone in Cinergy's strategy to compete successfully in the changing energy industry.

    C.   Proposed Business Activities

    Applicants propose that Solutions engage initially in the business activities described below. Such services/products will be marketed exclusively to non-associates - commercial/industrial customers (including governmental, institutional and utility companies) and residential customers - on a local, regional, nationwide and, as opportunities develop, international basis. The services would be priced based on competitive market rates.

    Without limitation of the foregoing, if the Commission ultimately adopts proposed Rule 58 (see Rel. No. 35-26313, June 20, 1995), Solutions may also engage in additional types of business activities of an "energy-related company" to the extent encompassed by and subject to the limitations of that potential rule.

         1.   Energy Management Services

    As one of its principal business activities, Solutions will offer a complete menu of energy management and efficiency services and related consulting services, often on a turnkey basis. These activities (collectively, "Energy Management Services") may also entail the marketing, installation, operation and maintenance of various products and services designed to implement the solutions recommended in the course of providing these services. Solutions will market Energy Management Services primarily to commercial/industrial customers, but also on a smaller scale to residential customers.

    Specifically, Energy Management Services will include the following activities: (1) identification (through energy audits or otherwise) of energy and other resource (water, labor, maintenance, materials, etc.) cost reduction or efficiency opportunities; (2) design of facility and process modifications or enhancements to realize such opportunities; (3) management, or direct construction and installation, of energy conservation or efficiency equipment;
(4) training of client personnel in the operation of equipment; (5) maintenance of energy systems; (6) design, management or direct construction and installation of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures, to realize energy and other resource efficiency goals or to otherwise meet a customer's energy-related needs; (7) system commissioning (i.e., monitoring the operation of an installed system to ensure that it meets design specifications); (8) reporting of system results;
(9) design of energy conservation programs; (10) implementation of energy conservation programs; (11) provision of conditioned power services (i.e., services designed to prevent, control or mitigate adverse effects of power disturbances on a customer's electrical system to ensure the level of power quality required by the customer, particularly with respect to sensitive electronic equipment); and (12) other similar or related activities.

         2.   Asset Management Services

    Another principal business activity of Solutions will involve the provision of comprehensive asset management services ("Asset Management Services"), on a turnkey basis or otherwise, in respect of energy-related systems, facilities and equipment (e.g., electric utility systems and assets, including distribution systems and substations; transmission facilities; electric generation facilities, including standby generation facilities and self-generation facilities; boilers; chillers, i.e., refrigeration and coolant equipment; HVAC; and lighting systems) located on or adjacent to premises of commercial/ industrial customers and used by such customers in connection with their business activities. Likewise, these services would be marketed to other owners of utility assets or systems such as municipalities and electric cooperatives. Additionally, these services would be marketed to developers, owners and operators of non-associate independent power production facilities ("IPPs"), including both qualifying and non-qualifying cogeneration or small power production facilities within the meaning of the Public Utility Regulatory Policies Act of 1978 (such qualifying facilities, "QFs") and exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") within the meaning of the Act, as well as to developers, owners and operators of non-associate district thermal energy systems, i.e., energy systems consisting of central production plants that distribute steam, hot water and/or chilled water through
underground pipes to customer buildings./1/    Specifically, Asset Management
Services will include development; engineering; design; construction and construction management; pre-operational start-up testing and commissioning; long-term operations and maintenance, including system overhaul; load control and network control; fuel procurement, transportation and storage; fly-ash and other waste disposal; management and supervision; technical, training and administrative support; and any other managerial or technical services required to operate, maintain and manage energy-related assets physically associated with customer premises or to operate, maintain and manage municipality - or cooperative-owned systems, IPPs and district thermal energy systems.

    Without obtaining the prior approval of the Commission in a separate filing, Solutions will not undertake any Asset Management Service if, as a result thereof, Solutions would become a "public utility company" within the meaning of the Act.

         3.   Consulting Services

    Applicants also contemplate that Solutions will market to non-associates, primarily commercial/industrial customers, general technical consulting services with respect to energy-related matters ("Consulting Services"). Specifically, the Consulting Services will include technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, commercialization of electro-technologies, meter reading and repair, rate schedule analysis and design, environmental services, engineering services, billing services including conjunctive billing, summary billing for customers with multiple locations and bill auditing, risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar or related services.

         4.   Project Development and Ownership

    Another important aspect of Solutions' business will consist of acquiring, owning and operating "Projects," i.e.: (a) QFs, (b) district thermal energy systems, and (c) potentially other energy-related systems, together in each case with ancillary facilities and equipment, including thermal energy utilization facilities, fuel procurement, transportation and storage facilities, waste disposal equipment, and similar assets or equipment.

    Applicants request authorization herein for Solutions to conduct preliminary Project development activities ("Project Development"). Such activities will include Project due diligence and design review; market studies; site inspection; preparation of bid proposals (including posting of bid bonds, cash deposits and the like); applications for required permits or regulatory approvals; acquisitions of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "host" users, fuel suppliers and other Project contractors; negotiation of financing commitments with lenders and equity co-investors; and such other preliminary development activities as may be required or prudent in preparation for the acquisition, operation or financing of a Project.

    Solutions will not acquire directly or indirectly interests in any Projecs without obtaining the prior approval of the Commission in a separate filing, unless otherwise exempted under the Act.

         5.   Consumer Services

    Solutions would also market a panoply of energy-related services and products ("Consumer Services") exclusively to residential and small commercial customers. Consumer Services will include (1) Service lines repair/extended warranties - repair of underground utility service lines owned by and located on the customer's property and extended service warranties covering the cost of such repairs; (2) Surge protection - meter-based and plug-in equipment to protect customer household appliances and electronic equipment from power surges, including due to lightning; (3) Appliances merchandising/repair/extended warranties - marketing of HVAC and other energy-related household appliances and, in connection therewith or separately, marketing of appliance inspection and repair services and extended service warranties covering the cost of repairing customers' appliances; (4) Utility bill insurance - utility bill payment protection, for a monthly fee for a specified number of months, in the event the customer becomes unemployed, disabled or dies; (5) Gas pilot lighting
- lighting of pilot lights for customers; and (6) other similar or related services.

         6.   Customer Financing

    Solutions also would furnish its own or broker non-associate third-party financing to commercial/industrial and residential customers, both to support sales to customers of goods and services included within Energy Management Services, Asset Management Services and Consumer Services and in connection with sales of energy-related equipment where the customer is not otherwise purchasing goods and services promoted by Solutions. For example, as an integral part of its Asset Management Services, Solutions may assist a large industrial customer in upgrading that customer's existing electric substation located on its premises by, among other things, helping the customer obtain necessary financing, either through Solutions directly or through a bank, leasing company or other financial institution arranged by Solutions. Solutions also may provide or broker financing in circumstances where the customer is not otherwise purchasing Solutions products or services - for example, to a residential customer that purchases a heat pump from an HVAC dealer, but purchases no Energy Management Services or Consumer Services.

    Customer financing will take the form of direct loans, installment purchases, operating or finance lease arrangements (including sublease arrangements) and loan guarantees. Interest on loans and imputed interest on lease payments will be based on prevailing market rates. The obligations will have terms of one to thirty years and will be secured or unsecured. Solutions also may assign obligations acquired from customers to banks, leasing companies or other financial institutions, with or without recourse.

         7.   Wholly-Owned Subsidiaries; Third-Party Alliances

    Solutions may undertake certain of the proposed business activities on its own, either directly or through one or more wholly-owned direct or indirect subsidiaries of Solutions, formed as corporations, partnerships, limited liability companies or other legal entities. The decision in particular cases whether to conduct specific business activities directly through Solutions or indirectly through one or more wholly-owned subsidiaries of Solutions will hinge on applicable business, legal, tax, accounting and strategic considerations.

    In addition, to mitigate risk or access skills and relationships that Solutions may require, Applicants expect that Solutions will pursue proposed business activities in certain instances through alliances with non-associates. Certain of these alliances may be relatively informal, not involving the formation of any new entities. Others may encompass formal joint ventures, possibly involving the formation of one or more wholly- or partly-owned subsidiaries of Solutions.

    Applicants request authorization for Solutions to form any such wholly-or partly-owned subsidiaries for the exclusive purpose of implementing its proposed business activities as previously described. Applicants do not at this time request authorization for Solutions to acquire securities of any third-party with whom it may ally.

    D.   Incorporation of Solutions; Guaranties by Cinergy and Investments
    In connection with its formation and initial capitalization under Delaware law, Solutions is expected to issue and sell up to 100 shares of no par value common stock to Investments for nominal cash consideration (not to exceed $1,000).

    Thereafter, from time to time through December 31, 2001, Cinergy and Investments expect to invest not more than $100 million in Solutions (including any subsidiaries of Solutions), either by acquiring securities of Solutions or making cash capital contributions to Solutions, in exempt transactions pursuant to Rules 52 and 45(b)(4)./2/

    As detailed below, Cinergy and Investments request authority through December 31, 2001 to guarantee debt and other obligations of Solutions (including any subsidiaries of Solutions) incurred in the ordinary course of business in a maximum principal amount at any one time outstanding not to exceed $250 million.

    *Debt financing of Solutions proposed to be guaranteed by Cinergy or Investments (a) will not exceed a term of 15 years, and (b) will bear interest
(1) at a floating rate not in excess of 200 basis points over the prime rate, London Interbank Offered Rate or other appropriate index in effect from time to time, or (2) at a fixed rate not in excess of 250 basis points above the yield at the time of issuance of U.S. Treasury obligations of a comparable maturity. Any commitment and other fees on the debt will not exceed 75 basis points per annum on the total amount of debt financing.

    *Other obligations incurred by Solutions in the ordinary course of business as to which Cinergy and Investments propose to guarantee or otherwise act as indemnitor or surety are expected often to involve Solutions' obligation to perform under contracts with customers to which it is a party. "Guarantees" issued by Cinergy or Investments in these circumstances may take the form of procuring bid bonds and the like or guaranteeing Solutions' performance or other similar direct or indirect guarantees of Solutions' contractual or other obligations. Applicants anticipate that these parent company "backstops" will be required to establish Solutions' financial credibility to certain customers as a prerequisite to obtaining the customer's business and/or on the most favorable terms.

    Cinergy will not seek recovery through higher rates to customers of Cinergy's utility subsidiaries in order to compensate it or Investments for any potential losses they may sustain, or inadequate returns they may realize, resulting from investments in Solutions or guarantees of Solutions' debt or other obligations.

    E. Employee Arrangements; Expanded Range of Services under Existing Nonutility Service Agreement

    Initially, Solutions is expected to have limited full-time staff, primarily executive, management, and administrative personnel. Applicants expect that Solutions will make extensive use of outside contractors and consultants in performing its proposed business activities.

    Applicants propose that Cinergy Services render an expanded range of support services to Solutions (including any subsidiaries thereof) and the other system nonutility companies. Pursuant to the Cinergy system Nonutility Service Agreement ("NUSA") authorized by the Commission in its 1994 order approving the merger that created Cinergy and certain ancillary transactions including the formation of Cinergy Services,/3/ Cinergy Services may provide certain services, primarily administrative and management-type services, to Cinergy's nonutility subsidiaries, priced at cost for the domestic nonutility subsidiaries, as determined pursuant to Rule 90 under the Act, and at fair market value for certain foreign subsidiaries of Cinergy,/4/ and otherwise in accordance with applicable rules and regulations promulgated by the Commission pursuant to
Section 13(b) of the Act. Specifically, the services that Cinergy Services may currently render to its nonutility associates/5/ are as follows: (1) information systems, (2) transportation, (3) human resources, (4) facilities,
(5) accounting, (6) public affairs, (7) legal, (8) finance, (9) internal audit,
(10) investor relations, (11) planning and (12) executive. By contrast, under the Cinergy system Utility Service Agreement ("USA"), also approved in the Commission's 1994 merger order and pursuant to which Cinergy Services renders services at cost to Cinergy's utility subsidiaries,/6/ a much broader range of services are made available. In addition to the same 12 services made available to the client companies under the NUSA, the following additional services may be provided by Cinergy Services to the utility subsidiaries: (1) electric system maintenance, (2) marketing and customer relations, (3) electric transmission and distribution engineering and construction, (4) power engineering and construction, (5) materials management, (6) power planning, (7) rates, (8) rights of way, (9) environmental affairs and (10) fuels./7/

    Applicants request Commission authorization for Cinergy Services to provide certain additional services under the NUSA, priced in accordance with the Commission's 1994 merger order and otherwise rendered in conformance with
Section 13(b) of the Act and the applicable rules and regulations thereunder. The proposed additional services are in general very similar to those additional services under the USA (enumerated above) that are not currently available under the NUSA. They are intended to accommodate the scope of Solutions' proposed business activities as well as that of the Cinergy system's other nonutility subsidiaries. Specifically, the proposed additional services (collectively, "Additional NUSA Services") are as follows: (1) energy-related facility maintenance, (2) engineering and construction, (3) marketing and customer relations, (4) materials management, (5) fuels, (6) environmental affairs, (7) rates, (8) rights of way and (9) energy-related system operations./8/ Reference is made to Exhibit B for a more detailed description of the Additional NUSA Services. As set forth therein, the Additional NUSA Services would be implemented by means of a restatement of existing Appendix A to the NUSA (which lists and describes the currently available services under the NUSA).
Applicants do not otherwise in any respect propose to amend the NUSA.

    As noted, the Additional NUSA Services are roughly parallel to the additional functions already made available to Cinergy's utility subsidiaries under the USA. Consequently, Applicants do not anticipate a need to add any new employees to Cinergy Services solely to implement the Additional NUSA Services. Applicants hereby represent that the provision of the Additional NUSA Services will not impair Cinergy Services' ability to provide the full range of services that it currently provides to the system utility companies under the USA. All costs associated with Cinergy Services personnel rendering any Additional NUSA Services (including compensation, benefits and overhead) will be fully reimbursed by Solutions and other system nonutility companies that request and receive such services in accordance with Section 13(b) of the Act and the applicable rules and regulations thereunder, including Rules 90 and 91.

    F.   Reporting Obligations

    Applicants propose that Solutions be subject to the periodic reporting requirements set forth below:

    *Solutions will file an annual report under Rule 24 of the Act setting forth the following information for the preceding calendar year: (1) a narrative report of business activities undertaken by Solutions, including the formation of any subsidiaries thereof and any joint ventures with third parties; and (2) a description of any services received by Solutions or its subsidiaries from Cinergy Services and the aggregate dollar value thereof.

    *Solutions will file the following unaudited and other information within 45 days after the end of each calendar quarter for the preceding calendar quarter:
(1) a statement of income; (2) a balance sheet; (3) a cash flow statement; and
(4) a summary of any Cinergy or Investments' guarantees of Solutions' or its subsidiaries' then-outstanding debt or other obligations, including the aggregate amount thereof.

    G.   Rule 54 Statement

    Under Rule 54, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO other transactions by such registered holding company or its subsidiaries other than with respect to EWGs and FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO if the conditions in Rule 53(a), (b) and (c) are satisfied.

    As set forth below, all applicable conditions of Rule 53(a) are and, upon consummation of the proposed transactions, will be satisfied, and none of the conditions specified in Rule 53(b) exists or, as a result of the proposed transactions, will exist.

    Rule 53(a)(1): At June 30, 1996, Cinergy had invested, directly or indirectly, an aggregate of approximately $467 million in EWGs and FUCOs
(inclusive of indirect investments through Special Purpose Subsidiaries).   The
average of the consolidated retained earnings of Cinergy reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended June 30, 1996 was $966 million. Accordingly, based on Cinergy's "consolidated retained earnings" at June 30, 1996, and taking into account investments as of said date, the current Rule 53 aggregate investment limitation is approximately $16 million (i.e., 50% of "consolidated retained earnings" - $483 million - minus "aggregate investment" at June 30, 1996 - $467 million).

    Rule 53(a)(2): Cinergy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly holds an interest. At present, Cinergy does not hold any interest in a domestic EWG; Rule 53(a)(2)(i) is therefore inapplicable.

    In accordance with Rule 53(a)(2)(ii), the books and records and financial statements of each foreign EWG and FUCO which is a "majority-owned subsidiary company" of Cinergy are kept in conformity with and prepared according to U.S. generally accepted accounting principles ("GAAP"). Cinergy will provide the Commission access to such books and records and financial statements, or copies thereof, in English, as the Commission may request.

    In accordance with Rule 53(a)(2)(iii), for each foreign EWG and FUCO in which Cinergy directly or indirectly owns 50% or less of the voting securities, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause each such entity's books and records to be kept in conformity with, and the financial statements of each such entity to be prepared according to, GAAP. If such books and records are maintained, or such financial statements are prepared, according to a comprehensive body of accounting principles other than GAAP, Cinergy will, upon request of the Commission, describe and quantify each material variation from GAAP in the accounting principles, practices and methods used to maintain such books and records and each material variation from GAAP in the balance sheet line items and net income reported in such financial statements, as the case may be. In addition, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause access by the Commission to such books and records and financial statements, or copies thereof, in English, as the Commission may request, and in any event will make available to the Commission any such books and records that are available to Cinergy.

    Rule 53(a)(3): No more than 2% of the employees of Cinergy's operating utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

    Rule 53(a)(4): Cinergy will simultaneously submit a copy of this statement and of any Rule 24 certificate hereunder, as well as a copy of Cinergy's Form U5S and Exhibits H and I thereto, to each public utility commission having jurisdiction over the retail rates of any Cinergy utility subsidiary.

    Rule 53(b): The provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the provisions of Rule 53(b).

     Rule 53(b)(1): Neither Cinergy nor any subsidiary thereof is the subject of any pending bankruptcy or similar proceeding.

     Rule 53(b)(2): Cinergy's average consolidated retained earnings for the four quarters ended June 30, 1996 are $966 million, versus $909 million for the four quarters ended June 30, 1995, a difference of approximately $57 million (representing an increase of 6.3%).

    Rule 53(b)(3): For the twelve months ended June 30, 1996, Cinergy did not report operating losses attributable to its direct and indirect investments in EWGs and FUCOs aggregating in excess of 5% of consolidated retained earnings.

Item 2.  Fees, Commissions and Expenses.

     The fees, commissions and expenses ("Fees") to be incurred, directly or indirectly, by Applicants or any associate companies thereof in connection with the proposed transactions are estimated as follows:

       U-1 filing fee................$2,000
    Fees of Cinergy Services......$15,000
    Fees of Reid & Priest.........$15,000
    TOTAL.........................$32,000

Item 3.  Applicable Statutory Provisions.

    Applicants consider that Sections 6(a), 7, 9(a), 10, 12(b) and 13(b) of the Act and Rules 45, 52, 54, 90 and 91 thereunder are or may be applicable to the proposed transactions.

    In addition to the provisions cited, certain of the transactions proposed herein are, or may be, exempted from the Commission's approval requirements under the Act in whole or in part pursuant to certain other existing provisions thereof or rules thereunder (such as Section 9(c)(3) and Rule 40(a)(4)) or proposed rules (such as proposed Rule 58). The filing of this Application-Declaration is not intended in any way to limit the availability of any of these existing or proposed exemptions.

Item 4.  Regulatory Approval.

     No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.  Procedure.

    Applicants request that the Commission issue and publish not later than October 31, 1996 the requisite notice under Rule 23 with respect to the filing of this Application-Declaration. Applicants further request that such notice specify a date not later than November 25, 1996 as the date after which the Commission may issue an order granting and permitting to become effective this Application-Declaration.

     Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.  Exhibits and Financial Statements.

         (a)  Exhibits:

    A-1     Form of certificate of incorporation of Solutions (to be filed by amendment)
    A-2     Form of by-laws of Solutions (to be filed by amendment)
    A-3     Form of common stock certificate of Solutions (to be filed by amendment)
    B       Form of restated Appendix A to NUSA (to be filed by amendment)
    C       Not applicable
    D       Not applicable
    E       Not applicable
    F       Preliminary opinion of counsel (to be filed by amendment)
    G       Form of Federal Register notice

         (b)  Financial Statements:

    FS-1    Cinergy Consolidated Financial Statements, dated June 30, 1996
    FS-2    Cinergy Financial Statements, dated June 30, 1996
    FS-3    Investments Consolidated Financial Statements, dated June 30, 1996
    FS-4    Cinergy Services Financial Statements, dated June 30, 1996
    FS-5    Cinergy Consolidated Financial Data Schedule (included as part of electronic submission only)
    FS-6    Cinergy Financial Data Schedule (included as part of electronic submission only)
    FS-7    Investments Financial Data Schedule (included as part of electronic submission only)
    FS-8    Cinergy Services Financial Data Schedule (included as part of electronic submission only)

Item 7.  Information as to Environmental Effects.

     (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

      (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                        SIGNATURE

    Pursuant to the requirements of the Act, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: October 15, 1996

    CINERGY CORP.


    By:  /s/ William L. Sheafer
                                Treasurer

    CINERGY INVESTMENTS, INC.


    By:  /s/ William L. Sheafer
                                Treasurer

    CINERGY SERVICES, INC.


    By:  /s/ William L. Sheafer
                                Treasurer

    ENDNOTES

/1/ In February 1996, Cinergy formed a nonutility subsidiary, Cinergy Cooling Corp., to engage in the district thermal energy business in Cincinnati. Cinergy Cooling Corp. will construct, own and operate a district thermal energy plant and a network of underground distribution pipes in downtown Cincinnati that will provide chilled and possibly heated water to large commercial/governmental buildings in the downtown area for their space cooling/heating needs. As of the fall of 1996, Cinergy Cooling Corp. was in the preliminary stages of its business operations, having begun construction of its district energy system. For more information with respect to Cinergy Cooling Corp. and district thermal energy systems generally, reference is made to Rel. No. 35-26474, February 20, 1996, and to the Application-Declaration as amended and Rule 24 certificates in File No. 70-8767.

/2/ Under Rule 52, Solutions' (and its subsidiaries') issuances of additional securities (common and preferred stock and any debt securities) to non-associates, as well as any issuances thereof to and acquisitions by associate companies, for the purpose of financing Solutions' existing business are exempt from prior Commission approval under the Act (provided that, with respect to any debt security issued by Solutions to any associate company, the interest rate and maturity date thereof are designed to parallel the effective cost of capital of the lending associate company). Rule 45(b)(4) exempts from prior Commission approval capital contributions (and non-interest bearing open-account advances) by any associate company to Solutions. Additional investments by Cinergy and Investments in Solutions and any subsidiary thereof would be funded (1) as to Cinergy, through sales of commercial paper and short-term notes to banks and other financial institutions (see File No. 70-8521, Rel. No. 35-26488, March 12, 1996) and/or through internally generated funds; and (2) as to Investments, through capital contributions, loans, and/or open-account advances from Cinergy (pursuant to Rules 45(b)(4) and 52) and/or internally generated funds.

/3/ See Rel. No. 35-26146, October 21, 1994. A conformed copy of the NUSA was filed with the Commission on January 10, 1995 as an exhibit to the Rule 24 certificate in File No. 70-8427.

/4/ I.e., subsidiaries that do not derive any material part of their income from sources within the United States and are not public-utility companies operating within the United States. See Section 13(b)(1) of the Act and Rule 83 thereunder.

/5/ Currently, Cinergy has relatively few active nonutility subsidiaries. In 1995 and in the first nine months of 1996, Cinergy disposed of a number of nonutility subsidiaries in existence at the time of the 1994 merger through asset or stock sales to non-associates. Cinergy's currently active domestic nonutility subsidiaries are (1) TriState Improvement Company, which is engaged in the business of acquiring and holding real property for substations, electric and gas rights of way and other functions connected to the utility business of The Cincinnati Gas & Electric Company ("CG&E") and its utility subsidiaries, The Union Light, Heat and Power Company, Lawrenceburg Gas Company, Miami Power Corporation and The West Harrison Gas and Electric Company; (2) KO Transmission Company, which holds an interest in an interstate natural gas pipeline, acquired in the summer of 1996 pursuant to a settlement agreement between CG&E and the Columbia Gas System; (3) Cinergy Resources, Inc. (formerly CG&E Resource Marketing, Inc.), which is engaged in the gas marketing business; (4) Cinergy Technology, Inc. (formerly PSI Environmental Corp.), which pursues investment opportunities in technology and other energy-related areas and engages in fuel brokering; and (5) Cinergy Cooling Corp. Cinergy has interests in two active foreign subsidiaries, each a FUCO: Midlands Electricity plc and PSI Energy Argentina, Inc.

/6/ Cinergy's utility subsidiaries are CG&E and its utility subsidiaries, which among other things provide retail gas and electric service to customers in portions of Ohio, Kentucky and Indiana, and PSI Energy, Inc., which among other things provides retail electric service to portions of Indiana.

/7/ In addition, the USA expands the transportation function (which is also in the NUSA) to include utility meter work.

/8/ In addition, the existing transportation function would be broadened to include meter work.